Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2018
(millions of dollars)
Earnings, as defined:
Net income	$484
Income taxes	112
Fixed charges, as below	143
Total earnings, as defined	$739

Fixed charges, as defined:
Interest expense	$134
Rental interest factor	3
Allowance for borrowed funds used during construction	6
Total fixed charges, as defined	$143

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.17
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.